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As filed with the Securities and Exchange Commission on August 30, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTRADO INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	84-0796285 (I.R.S. Employer Identification No.)

GEORGE K. HEINRICHS
MICHAEL D. DINGMAN, JR.
Intrado Inc.
6285 Lookout Road
Boulder, Colorado 80301
(303) 581-5600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)

Copy to:
J. DAVID HERSHBERGER
Intrado Inc.
6285 Lookout Road
Boulder, Colorado 80301
(303) 581-5600

        Approximate date of commencement of proposed sale to public: as soon as practicable after the registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value	562,500	$12.03	$6,766,875.00	$622.55

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. This calculation is based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on August 28, 2002.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion. Dated August 30, 2002.

INTRADO INC.

Up to 562,500 Shares of Common Stock

        The selling stockholders listed on page 9 are offering up to 562,500 shares of common stock. Intrado will not receive any proceeds from the sale of common stock by the selling stockholders.

        Our common stock is traded on the Nasdaq National Market under the symbol "TRDO." On August 29, 2002, the closing price for our common stock was $12.39 per share.

        The selling stockholders may sell the common stock on the Nasdaq National Market at prevailing market prices, in negotiated transactions, or otherwise. See "Plan of Distribution."

        See "Risk Factors" beginning on page 2 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August    , 2002.

Risk Factors

        You should carefully consider the risks described below before making an investment decision.

We depend on large contracts from a limited number of significant customers and the loss of any of those contracts would adversely affect our operating results.

        We depend on large contracts from a limited number of significant customers. We provide our services to a range of customers, including incumbent local exchange carriers, competitive local exchange carriers, wireless carriers and state and local government agencies. During the year ended December 31, 2001, we recognized approximately 50% of our total revenue from SBC/Ameritech, BellSouth Inc., Qwest and Verizon, each of which accounted for greater than 10% of our revenue. During the year ended December 31, 2000, we recognized approximately 66% of total revenue from SBC/Ameritech, BellSouth Inc. and Qwest, each of which accounted for greater than 10% of our revenue. No other customers accounted for more than 10% of our total revenue during those periods.

        We believe that these customers and others may continue to represent a substantial portion of our total revenue in the future. Although our contracts with these customers begin to expire in the latter half of 2004, contract provisions allow these customers and others to cancel their contracts in the event of changes in regulatory, legal, labor or business conditions. Moreover, our customers could decide to develop and utilize their own proprietary 9-1-1 software and to perform internally the services that they presently outsource to us. The loss of any of our customers could have a material adverse effect on our business, financial condition and results of operations.

The market price of our common stock may experience price fluctuations for reasons over which we have no control, including trends that affect the telecommunications industry as a whole.

        The market price of shares of our common stock has fluctuated greatly since our initial public offering in June 1998 and could continue to fluctuate due to a variety of factors, some of which are not within our control. Recently, stock prices of companies in the telecommunications industry have been especially volatile. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

Bankruptcies, reorganizations and consolidations in the telecommunications industry may have a material adverse effect on our market share, liquidity and operating results.

        Several of our customers, including WorldCom, Inc., have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Other telecommunications customers have experienced cash flow and operating difficulties, and may also file for protection from creditors under the federal bankruptcy laws or become involved in industry consolidations. Although we believe that we have provided adequate reserves for bad debt as of the date of this prospectus, any future bankruptcies, reorganizations and consolidations in the telecommunications industry may have a material adverse effect our market share, liquidity and operating results.

You may have no effective remedy against Arthur Andersen LLP, our former independent accountants, if a material misstatement or omission is contained in the financial statements that are incorporated by reference in this prospectus.

        Our consolidated financial statements as of and for each of the three years in the period ended December 31, 2001 were audited by Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen as required by Section 7 of the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its audit reports in this prospectus, your ability to assert claims against Arthur Andersen may be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act of 1933, or under the federal securities laws in general, for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under the federal securities laws may be limited.

Our market is characterized by rapid technological change, and we could lose our competitive position and fail to grow our business if we are not successful in developing new products and services and recovering our costs.

        The market for our services is characterized by rapid technological change, frequent new product or service introductions, evolving industry standards and changing customer needs. If we are unable to develop and introduce new services and products to these new markets in a timely manner, or if a new release of a product or service to such new markets does not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to retain key executives, our operating results and growth potential may be adversely affected.

        Our success greatly depends on our ability to attract and retain key technical, sales, and executive personnel. We are especially dependent on the continued services of our senior management team, particularly George K. Heinrichs, our co-founder, President and Chief Executive Officer. Members of our executive team are not subject to employment contracts and, as a result, they can terminate their employment at any time. The loss of Mr. Heinrichs, or any other member of our senior management team, could adversely affect our operating results and growth potential.

The market for 9-1-1 data management solutions is highly competitive, and we could lose our market position if we fail to compete effectively.

        The market for 9-1-1 data management solutions is intensely competitive and we expect competition to increase in the future. We believe that the principal competitive factors affecting the market for 9-1-1 data management services include flexibility, reliability, manageability, technical features, performance, ease of use, price, scope of product offerings, and customer service and support. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, support service, technical and other competitive resources.

Our operating results may fluctuate, causing our stock price to decline.

        Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. We experienced net losses of approximately $1.3 million, $9.5 million and $5.8 million in 1999, 2000 and 2001, respectively. Therefore, you should not rely on period-to-period comparisons of revenue or operating results as an indication of our future performance. If our quarterly revenue or operating results fall below the expectations of the investors or securities analysts, the price of our common stock could fall substantially.

If the selling stockholders, who together own approximately 14.7% of our outstanding common stock as of the date of this prospectus, sell large volumes of our common stock within a short period of time, the market price of our common stock may decline.

        The selling stockholders, NV Partners II LP and Lucent Technologies Inc., together own 2,250,000 shares of our common stock, representing approximately 14.7% of our outstanding common stock as of the date of this prospectus. The shares owned by the selling stockholders are subject to a registration rights agreement that allows them to demand registration, beginning in November 2001, of up to 25% of their Intrado common stock in any six-month interval, until 100% of their holdings have been sold. We filed this registration statement, in which we are registering 562,500 shares held by the selling stockholders, upon receipt of the first demand registration right.

        Moreover, if we decide to issue additional securities or to register securities held by another stockholder by filing a registration statement with the SEC, we may be required to register up to 100% of the common stock held by the selling stockholders for immediate resale. If the selling stockholders exercise their registration rights and sell large volumes of our common stock within a relatively short period of time, the market price of our common stock may decline.

        Notwithstanding its registration rights, the selling stockholders may begin to sell their shares of Intrado common stock under an exemption from registration beginning as early as May 2002. This could also cause the market price of our common stock to decline.

If we are required to issue redeemable preferred stock in conjunction with our acquisition of LPSS, our liquidity may be adversely affected and the market value of our common stock may decline.

        In conjunction with our May 2001 acquisition of Lucent Public Safety Systems, we agreed to issue up to $32.9 million of mandatorily redeemable, non-voting, preferred stock, subject to our attainment of specific total revenue targets during a 24-month contingency period that began on June 1, 2001 and that will end on May 31, 2003. The right to receive Intrado preferred stock is currently held by NV Partners II LP, a former wholly-owned subsidiary of Lucent Technologies Inc. If our total revenue, as defined in the purchase agreement between Lucent Technologies Inc. and Intrado, meets or exceeds a maximum threshold of $258 million for that 24-month period, then we will be required to issue $32.9 million of preferred stock to NV Partners II LP. If our total revenue during the 24-month contingency period is greater than the minimum threshold of $179 million, but less than the maximum threshold of $258 million, we will be required to issue preferred stock to NV Partners II LP at a rate of $417,000 for each million dollars of total revenue in excess of $179 million. If our total revenue is less than or equal to the minimum threshold of $179 million during the 24-month contingency period, then we will not be required to issue any preferred stock. During the 13-month period beginning on June 1, 2001 and ending on June 30, 2002, we recorded approximately $105.9 million in total revenue.

        As part of the May 2001 acquisition of Lucent Public Safety Systems, we acquired Lucent's "call-handling" business. If we sell or dispose of the call handling business during the 24-month contingency period, the minimum and maximum revenue thresholds for the preferred stock will be adjusted as follows. First, the minimum revenue threshold for the 24-month contingency period will be reduced from $179 million to $161 million. Second, the maximum revenue threshold for the 24-month contingency period will be reduced from $258 million to $210 million. Third, the pro rata issuance of preferred stock will be raised from $417,000 for each million dollars of total revenue in excess of $179 million to $672,000 for each million dollars of total revenue in excess of $161 million.

        We must redeem the preferred stock, if issued, in the following manner:

  •
  the initial 33% on July 1, 2003, 30 days after the preferred stock is issued;

  •
  an additional 33% on June 1, 2004; and

  •
  the remaining 34% on June 1, 2005.

Early redemption is available at our option. Furthermore, if we sell securities in an underwritten public offering after June 1, 2003, we must use 25% of the gross proceeds to redeem any outstanding preferred stock. If we meet the revenue targets described above and are required to issue and subsequently redeem preferred stock, our liquidity may be adversely affected and the market value of our common stock may decline.

Our corporate documents and Delaware law make a takeover of our company more difficult, which may adversely affect the market price of our common stock.

        Our charter and bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may enable our management to resist a corporate takeover. Among other things, the board of directors has the ability to issue "blank check" preferred stock without stockholder approval. Furthermore, our directors are divided into three classes with staggered terms. These provisions may discourage, delay or prevent a change in control or a change in our management. These provisions also could discourage proxy contests and make it more difficult for you to elect directors and take other corporate actions. In addition, these provisions could adversely affect the price that investors are willing to pay for shares of common stock and prevent you from realizing the premium return that stockholders may receive in conjunction with a corporate takeover.

The value of your common stock may decrease if employees and other security holders exercise their options and warrants.

        As shown in the table below, as of August 29, 2002, we have reserved 2,961,418 shares of common stock for future issuance upon exercise of outstanding options and redeemable warrants.

	Range of Exercise Prices	Weighted Average Exercise Price	Shares Reserved for Future Issuance
Options	$0.30 - $32.86	$9.35	2,933,834
Redeemable Warrants	$7.91 - $7.91	$7.91	27,584

Total			2,961,418

We plan to issue additional options and may issue additional warrants in the future. If any of these securities are exercised, you may experience dilution in the market value and earnings per share of your common stock.

If we fail to integrate businesses and assets that we may acquire, we may lose customers and our liquidity, capital resources and profitability may be adversely affected.

        Although we have no current plans to acquire other businesses, we plan to evaluate strategic acquisitions as part of our long-term business strategy. Acquisitions often involve a number of special risks, including the following:

  •
  we may experience difficulty integrating acquired operations and personnel;

  •
  we may be unable to retain acquired customers;

  •
  we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies;

  •
  the businesses we acquire may fail to achieve the revenues and earnings we anticipated, causing us to incur additional debt to fund operations and to amortize goodwill and other intangible assets on an expedited basis;

  •
  our resources may be diverted in asserting and defending our legal rights and we may ultimately be liable for contingent and other liabilities, not previously disclosed to us, of the companies that we acquire; and

  •
  the acquisition may disrupt our ongoing business and dilute your ownership interest.

Any of these factors could have a material adverse effect on our business.

Substantially all of our revenue is derived from our 9-1-1 data management solution and our operating results may depend upon our ability to continue to sell this solution.

        We currently derive substantially all of our revenue from the provisioning of our 9-1-1 data management solution to incumbent local exchange carriers, competitive local exchange carriers, wireless carriers and state and local government agencies. Accordingly, we are susceptible to adverse trends affecting this market segment, including government regulation, technological obsolescence and the entry of new competition. We expect that this market may continue to account for substantially all of our revenue in the near future. As a result, our future success depends on our ability to continue to sell our 9-1-1 solution, maintain and increase our market share by providing other value-added services to the market, and successfully adapt our technology and services to other related markets. Markets for our existing services and products may not continue to expand and we may not be successful in our efforts to penetrate new markets.

Our business is subject to government regulation and other legal uncertainties, which could adversely affect our operations.

        The market for our services and products has been influenced by various laws and regulations, including:

  •
  the adoption of regulations under the Telecommunications Act of 1996;

  •
  the duties imposed on us as a result of our status as a competitive local exchange carrier;

  •
  the duties imposed on incumbent local exchange carriers by the Telecommunications Act of 1996 to open the local telephone markets to competition;

  •
  the responsibilities of local exchange carriers to provide subscriber records to emergency service providers under the Wireless Communications and Public Safety Act of 1999;

  •
  the impact of various federal and state regulations on wireless carriers that provide enhanced 9-1-1 service;

  •
  various state and local requirements, including but not limited to jurisdictions in which we are a regulated utility and may be a party to various regulatory actions; and

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  the Phase I and Phase II requirements imposed on carriers by the Federal Communications Commission in its June 1996 report and order.

Any changes to these legal requirements, including those caused by the adoption of new laws and regulations or by legal challenges, could have a material adverse effect upon the market for our services and products. In particular, any delay in implementation of the requirements imposed by the Federal Communications Commission could have a material adverse effect on our business, financial condition and results of operations.

We could incur substantial costs from product liability, negligence, wrongful death and similar claims relating to our services and our software.

        Because customers utilize our services and licensed software products to provide critical 9-1-1 services, we are subject to product liability, negligence, wrongful death and related claims. Our agreements with customers typically require us to indemnify customers for our own acts of negligence and non-performance. Product liability and other forms of insurance are expensive and may not be available in the future. We cannot be sure that we will be able to maintain or obtain insurance coverage at acceptable costs or in sufficient amounts or that our insurer may not disclaim coverage as to a future claim. Product liability, negligence, wrongful death or similar claims may adversely affect our business, operating results or financial condition.

Our operating results could be adversely affected by any interruption of our services or system failure.

        Our operations depend on our ability to maintain our computer and telecommunications equipment and systems in effective working order, and to protect our systems against damage from fire, natural disaster, power loss, telecommunications failure, sabotage, unauthorized access to our system or similar events. Although all of our mission-critical systems and equipment are designed with built-in redundancy and security, any unanticipated interruption or delay in our operations could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any addition or expansion of our facilities to increase capacity could increase our exposure to damage from fire, natural disaster, power loss, telecommunications failure, authorized access or similar events. Our property and business interruption insurance may not be adequate to compensate us for any losses that may occur in the event of a system failure or a breach of security. Furthermore, insurance may not be available to us at all or, if available, may not be commercially reasonable.

Claims by other companies that our products infringe their proprietary rights could adversely affect our financial condition.

        As the number of entrants to our markets increases and the functionality of our services and products increases and overlaps with the products and services of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. In certain customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In some instances, the amount of the indemnities may be greater than the revenue we received from the customer. Any claims or litigation, with or without merit, could be time consuming, result in costly litigation or require us to enter into royalty or licensing arrangements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all, and could have a material adverse effect on our business, financial condition and results of operations.

Cautionary Note about Forward-Looking Statements

        Statements in this prospectus and the documents incorporated by reference that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend" and other phrases of similar meaning are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and other documents incorporated by reference, including, but not limited to, our 2001 Annual Report on Form 10-K, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and our 2002 Definitive Revised Proxy Statement filed with the SEC on May 9, 2002.

        Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements.

        The forward-looking statements included in this prospectus and the documents incorporated by reference are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including the following:

  •
  our reliance on large contracts from a limited number of significant customers and, especially in light of recent competitive pressures in the telecommunications industry, their ability to pay for our services;

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  fluctuations in quarterly operating results, including those that are due to adverse trends in the telecommunications industry, bankruptcy filings by WorldCom and other customers, and other factors that are beyond our control;

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  the amount of preferred stock that we will be required to issue and to redeem, as prescribed by the terms of our May 2001 acquisition of Lucent Public Safety Systems;

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  whether our investments in research and development will expand our service offerings and prove to be economically viable;

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  our ability to retain key executives, particularly George K. Heinrichs, our co-founder, President and Chief Executive Officer;

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  service and price competition from entities with substantially greater resources than us;

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  our ability to integrate businesses and assets that we may acquire, both domestically and internationally;

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  constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

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  our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers over a lengthy sales cycle;

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  our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and our IntelliCastSM Target Notification services, formerly known as Emergency Warning and Evacuation® or EWE®;

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  the unpredictable rate of adoption of wireless 9-1-1 services, including possible delays in the Federal Communications Commission's mandated deployment of Phase I and Phase II wireless location services;

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  the potential for liability claims, including product liability claims relating to our software;

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  technical difficulties and network downtime, including that caused by sabotage or unauthorized access to our systems; and

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  developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this report. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements included in this prospectus under the caption "Risk Factors." Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

About Intrado Inc.

        Intrado Inc. is the leading provider of solutions that manage and deliver mission-critical information for telecommunications providers and public safety organizations. Our customers include incumbent local exchange carriers, competitive local exchange carriers, wireless carriers and state and local governments in North America. We have redefined the market for 9-1-1 operations support systems by creating the first and largest 9-1-1 service bureau.

        Within the market for 9-1-1 operations support systems, we have developed two core competencies—data management and network transactions. We intend to leverage these competencies by expanding into the safety and commercial markets and by looking for new opportunities in the international market for emergency telecommunication services. During 2001, we applied for and received International Organization of Standardization 9001-2001 certification.

        We manage the data that enables a 9-1-1 call to be routed to the appropriate governmental entity, which we refer to as public safety answering points or "PSAPs," with accurate and timely information about the telephone subscriber's identification, callback number and service location. We receive daily subscriber and coverage updates from our telecommunications customers, as well as public safety jurisdiction boundary changes from public safety answering points. Records with data discrepancies are separated automatically and reviewed and analyzed by our data integrity team. The clean data is then inserted into the 9-1-1 system, so that 9-1-1 calls may be routed to the appropriate public safety answering point with the correct location and callback number. This complex and detailed process allows our customers to comply with regulatory mandates and to provide high-quality 9-1-1 services.

        We believe our services are comprehensive and cost-effective, as well as highly reliable and secure. Our customers may outsource virtually all of their 9-1-1 data management operations, including system activation, routine data administration, event transaction processing and performance management. Our customers include, among others, SBC/Ameritech, BellSouth, Verizon, Sprint PCS, AT&T Wireless Services, Qwest and the Texas Commission on State Emergency Communications.

        We were incorporated in July 1979 in the State of Colorado under the name Systems Concepts of Colorado, Inc. and reincorporated in September 1993 in the State of Delaware under the name SCC Communications Corp. In June 2001, we changed our name to Intrado Inc.

Selected Financial Data

        The following selected financial data, which includes statement of operations data for the years ended December 31, 2001, 2000 and 1999 and balance sheet data as of December 31, 2001, 2000 and 1999, are derived from our audited consolidated financial statements and notes thereto. Our audited consolidated financial statements and notes thereto do not appear in this prospectus. The unaudited pro forma information reflects results from operations and balance sheet data as if Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was in effect on January 1, 2001, prior to our May 2001 acquisition of Lucent Public Safety Systems. Our historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,
	Unaudited 2001 Pro Forma (1)	2001	2000	1999
	(Amounts in Thousands, Except Per Share Data)
Statement of Operations Data:
Revenue	$78,187	$78,187	$43,124	$32,584
Costs and expenses:
Direct costs	48,723	48,723	28,868	22,736
Sales and marketing	13,109	13,109	8,869	5,314
General and administrative	13,779	15,179	8,343	4,931
Research and development	6,423	6,423	4,174	1,740

Total costs and expenses	82,034	83,434	50,254	34,721
Net income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle	(4,426)	(5,826)	(6,418)	(1,062)
Net income (loss)	(4,426)	(5,826)	(9,500)	(1,288)
Depreciation and amortization	7,497	8,897	5,408	5,117
Taxes	409	409	289	459
Interest income (expense)	(579)	(579)	712	607
Net earnings (loss) per share from continuing operations before extraordinary item and cumulative effect of change in accounting principle:
Basic	$(0.33)	$(0.43)	$(0.57)	$(0.10)

Diluted	$(0.33)	$(0.43)	$(0.57)	$(0.10)

	December 31,
	Unaudited 2001 Pro Forma (1)	2001	2000	1999
	(Amounts in Thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,716	$15,716	$5,036	$8,354
Short-term and long-term investments in marketable securities	—	—	6,939	13,158
Current assets	43,817	43,817	22,530	24,821
Current liabilities	28,035	28,035	8,391	6,807
Working capital	15,782	15,782	14,139	18,014
Goodwill and other intangibles, net	23,548	22,148	—	—
Total assets	96,835	95,435	44,669	41,780
Long-term capital lease obligation	3,429	3,429	1,511	2,038
Total debt	13,834	13,834	3,618	4,009
Total stockholders' equity (deficit)	50,430	49,030	24,697	32,935

(1)
Among other things, Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" continues to require that goodwill acquired in a business combination be recognized as an asset, but does not permit goodwill to be amortized as previously required by APB Opinion No. 17 "Intangible Assets." We recorded $1.4 million of amortization expense during the year ended December 31, 2001 relating to goodwill and workforce intangibles that are no longer subject to amortization beginning in January 2002. The purpose of the unaudited 2001 pro forma selected financial data is to disclose results of operations and balance sheet data as if we had not recorded $1.4 million of amortization expense during the year ended December 31, 2001 (i.e., as if Statement of Financial Accounting Standards No. 142 had been in effect on January 1, 2001, prior to our May 2001 acquisition of Lucent Public Safety Systems). Pursuant to Statement of Financial Accounting Standards No. 142, we will be required to conduct periodic (at least annual) tests for impairment tests of goodwill and other intangible assets.

Description of Common Stock

        The description of our common stock, $0.001 par value, is included in our Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on April 30,1998. We have incorporated our Registration Statement on Form 8-A by reference. As of August 29, 2002, we have 15,312,948 shares of common stock issued and outstanding.

Selling Stockholders

        The following table sets forth information regarding the ownership of our common stock by the selling stockholders and the maximum number of shares that may be sold pursuant to this prospectus.

			Shares Owned After Offering(1)
		Shares Which May be Sold Pursuant to this Prospectus
Selling Stockholders	Number of Shares Owned Before the Offering
			Number	Percentage
NV Partners II LP	1,792,079	448,020	1,344,059	8.8%
Lucent Technologies Inc.	457,921	114,480	343,441	2.2%

Total	2,250,000	562,500	1,687,500	11.0%

(1)
Assumes all shares offered are sold. We do not presently know the actual number of shares that will be sold.

Except as otherwise noted, neither the selling stockholders, nor their officers, directors and major stockholders, have had any material relationship with Intrado or any of our affiliates within the past three years other than as an owner of our securities.

Plan of Distribution

        The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders or, to the extent permitted, by their pledgees, donees, transferees or other successors in interest, including in one or more of the following transactions:

  •
  on the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in transactions other than on the Nasdaq National Market or in the over-the-counter market;

  •
  through brokers or dealers, or in direct transactions with purchasers;

  •
  in connection with short sales;

  •
  by pledge to secure debts and other obligations;

  •
  in connection with the writing of options, in hedge transactions, and in connection with the settlement of options, hedge transactions and other transactions in standardized or over-the-counter options; or

  •
  in a combination of any of the above transactions.

        The selling stockholders may sell their shares at prevailing market prices, at prices related to prevailing market prices, at negotiated prices, or at fixed prices. There is no assurance that the selling stockholders will sell any or all of their common stock. Brokers and dealers, if used by the selling stockholders to sell their common stock, will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers. If the selling stockholders notify us that they have entered into a broker-dealer arrangement, we will file a prospectus supplement or post-effective amendment, if required, to disclose the material terms of the broker-dealer arrangement.

        The selling stockholders may also elect to sell their shares pursuant to Rule 144 under the Securities Act of 1933. Under the terms of the registration rights agreement, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933. We have also agreed to pay all expenses, including legal and accounting fees, in connection with the registration of the common stock held by the selling stockholders.

Legal Opinion

        For the purposes of this offering, J. David Hershberger, Corporate and Securities Counsel of Intrado, has given his opinion as to the validity of the shares offered by the selling stockholders. As of the date of this prospectus, Mr. Hershberger beneficially owns 4,350 shares of Intrado common stock.

Experts

        The financial statements as of December 31, 2001, 2000 and 1999 have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the reports of Arthur Andersen LLP, independent public accountants, and upon the authority of that firm as experts in auditing and accounting. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the inclusion of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a, as promulgated under the Securities Act of 1933. Please refer to "Risk Factors—Risks Related to Arthur Andersen LLP" for a discussion of the risks associated with our inability to obtain, after reasonable efforts, Arthur Andersen's written consent.

Where You Can Find More Information

        We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The public reference room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

  •
  Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the SEC on March 5, 2002;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed with the SEC on May 8, 2002;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC on August 14, 2002;

  •
  Definitive Revised Proxy Statement for the 2002 Annual Meeting of Stockholders, as filed with the SEC on May 9, 2002;

  •
  Current Reports on Form 8-K, as filed with the SEC on June 11 and July 31, 2002; and

  •
  the description of our common stock contained in our registration statement on Form 8-A, as filed with the SEC on April 30, 1998.

        This prospectus is a part of a registration statement on Form S-3, which we filed with the SEC under the Securities Act of 1933 utilizing a "shelf" registration process. Under this shelf process, selling stockholders may from time to time sell their common stock in one or more offerings. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and our common stock. You may request a copy of these filings at no cost. Please direct your requests to:

    Michael D. Dingman, Jr.
    Chief Financial Officer
    Intrado Inc.
    6285 Lookout Road
    Boulder, Colorado 80301
    (303) 581-5600

You may also want to refer to our web site at www.intrado.com. However, our web site is not a part of this prospectus.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Intrado and the selling stockholders are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

COMMON STOCK
$0.001 PAR VALUE

INTRADO INC.

PROSPECTUS

AUGUST            , 2002

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the SEC registration fee and Nasdaq filing fee, the amounts stated are estimates.

SEC Registration Fee	$622.55
Nasdaq Filing Fee	5,625.00
Printing and Engraving	1,000.00
Legal Fees and Expenses	5,000.00
Accounting Fees and Expenses	5,000.00
Miscellaneous	3,000.00

Total	$20,247.55

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (the "DGCL") permits indemnification of directors, officers, employees and agents of corporations under certain conditions and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws include provisions to require the Registrant to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary; the Bylaws further permit the Registrant to indemnify other officers, employees and agents as permitted by the DGCL. The Registrant has entered into indemnification agreements with each of its directors and officers to effect such indemnification obligations. In addition, the Registrant maintains directors' and officers' liability coverage to insure its indemnification of its directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. No dealer, salesman or any other person has been authorized in connection with this Offering to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Registrant. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Registrant or the facts herein set forth since the date hereof.

Item 16. Exhibits.

Exhibit Number	Description
2.01	Amended and Restated Agreement for the Purchase and Sale of Assets by and between SCC Communications Corp. and Lucent Technologies, Inc., dated as of May 11, 2001.(1)
2.02	Certificate of Ownership and Merger merging Intrado Inc. into SCC Communications Corp. as filed with the Secretary of State of Delaware on June 4, 2001.(2)
3.01	Restated Certificate of Incorporation.(3)
3.02	Amended and Restated Bylaws of the Company.(3)
4.01	Reference is made to Exhibits 2.02, 3.01, 3.02, 3.03, and 3.04.
4.02	Specimen Certificate for SCC Communications Corp. Common Stock.(4)
4.03	Certificate of Designation of Series A Preferred Stock.(1)
4.04	Specimen Certificate for Intrado Inc. Common Stock.(2)
5.01	Opinion and Consent of J. David Hershberger, Esq. as to legality of common stock being registered.*
10.01	1990 Stock Option Plan.(4)
10.02	1998 Stock Incentive Plan.(4)
10.03	1998 Employee Stock Purchase Plan.(4)
10.04	Form of Directors' and Officers' Indemnification Agreement.(4)
10.05	9-1-1 Services Agreement between Ameritech Information Systems, Inc. and SCC Communications Corp., signed August 31, 1994.(4)†
10.06	Agreement for Services between SCC Communications Corp. and U S West Communications, Inc. dated December 28, 1995.(4)†
10.07	Services Agreement No. PR-9026-L between SCC Communications Corp. and BellSouth Telecommunications, Inc. dated October 13, 1995.(4)†
10.08	Wireless E9-1-1 Agreement between SCC Communications Corp. and Ameritech Mobile Communications, Inc. dated April 1998.(4)†
10.09	Master Lease Agreement Between Ameritech Credit Corporation and SCC Communications Corp., dated March 11, 1996.(4)
10.10	Consulting Agreement Between SCC Communications Corp. and Ameritech Mobile Communications, Inc. dated October 27, 1997.(4)†
10.11	Genesis Select Corporation and SCC Communications Corp. Common Stock Purchase Warrant Agreement, dated April 19, 2000.(5)
10.12	Form of Subscription Agreement dated as of May 10, 2001 by and between SCC Communications Corp. and RS Investment Management Co. LLC.(6)
10.13	Form of Registration Rights Agreement dated as of May 10, 2001 by and between SCC Communications Corp. and RS Investment Management Co. LLC.(6)
10.14	Registration Rights Agreement dated as of May 11, 2001 between SCC Communications Corp, Lucent Technologies Inc., and Lucent Technologies Guardian I Corp.(1)
10.15	General Electric Capital Corporation Loan and Security Agreement dated as of July 31, 2001.(7)
23.01	Consent of J. David Hershberger (included in Exhibit 5.01).*
24.01	Power of Attorney. (included in Part II of this Registration Statement under the caption "Signatures").*

*
Filed herewith.

(1)
Incorporated by reference to the Registrant's Current Report on Form 8-K, as filed on May 14, 2001.

(2)
Incorporated by reference to the Registrant's Current Report on Form 8-K, as filed on June 4, 2001.

(3)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(4)
Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-49767), as amended.

(5)
Incorporated by reference to the Registrant's Form 10-Q for the Quarter ended June 30, 2000.

(6)
Incorporated by reference to the Registrant's Current Report on Form 8-K, as filed on May 11, 2001.

(7)
Incorporated by reference to the Registrant's Form 10-Q for the Quarter ended September 30, 2001.

†
Confidential treatment has been requested for a portion of these Exhibits.

Item 17. Undertakings.

(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on August 30, 2002.

INTRADO INC. a Delaware corporation
By:	/s/ GEORGE K. HEINRICHS
Name:	George K. Heinrichs
Title:	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)

Power of Attorney

        The undersigned directors and/or officers of the Registrant, by virtue of their signatures to this Registration Statement appearing below, hereby constitute and appoint George K. Heinrichs or Michael D. Dingman, Jr., or either of them, with full power of substitution, as attorney-in-fact in their names, places and steads to execute any and all amendments to this Registration Statement in the capacities set forth opposite their names and hereby ratify all that said attorneys-in-fact may do by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated:

Name and Signature	Title	Date

/s/ GEORGE K. HEINRICHS George K. Heinrichs	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	August 30, 2002
/s/ MICHAEL D. DINGMAN, JR. Michael D. Dingman, Jr.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 30, 2002
/s/ STEPHEN O. JAMES Stephen O. James	Director	August 30, 2002
/s/ DAVID KRONFELD David Kronfeld	Director	August 30, 2002

/s/ PHILIP B. LIVINGSTON Philip B. Livingston	Director	August 30, 2002
/s/ MARY BETH VITALE Mary Beth Vitale	Director	August 30, 2002
/s/ WINSTON J. WADE Winston J. Wade	Director	August 30, 2002
/s/ DARRELL A. WILLIAMS Darrell A. Williams	Director	August 30, 2002

EXHIBIT INDEX*

Exhibit Number	Description of Document
5.01	Opinion and Consent of J. David Hershberger as to legality of securities being registered.**
23.01	Consent of J. David Hershberger (included in Exhibit 5.01).**
24.01	Power of Attorney (included in Part II of this Registration Statement under the caption "Signatures").**

*
Excludes exhibits incorporated by reference. For a list of exhibits incorporated by reference, refer to "Item 16. Exhibits" above.

**
Filed herewith.